APPENDIX D: MARKETING STRATEGY PLAN

Building a social network is a challenging undertaking for any startup company. A strong marketing strategy coupled with a flawless product will help acquire users and produce an active member base. The marketing process can then become formulaic and scalable. Outlined below is a 12-month go-to-market strategy focused on capturing the 4 million American women who give birth every year. These women make up 35 million households consisting of one or more kids under the age of 18. These households contain half of the United States population, approximately 150 million people. We will be able to reach our market through social & viral marketing, promotions & sponsorships, partnerships and advertising.

SOCIAL MARKETING
Social marketing allows us to reach mass quantities of people with minimal cost and effort. Lifeblink has a double stream marketing approach; first focusing on the Lifeblink brand and second, on the Lifeblink content. We will utilize Facebook, Twitter, Instagram and Pinterest to engage our target market.

Brand Marketing: Lifeblink will self-promote the brand and specific product features. We will inspire different uses for the product and give useful tips. We will announce promotions and partnerships on these marketing channels.

Content Marketing: Lifeblink will promote popular celebrity lives and popular Blinks on a daily basis. We will also showcase famous historic life moments from the website. (e.g., Neil Armstrong walks on the moon, Beyoncé's child is born).

VIRAL MARKETING
Viral marketing allows our members to share and push content to their networks. This can be done manually and automatically through our website's features. Users can share Blinks on their social networks or email a link. Users can also build their family tree connections and invite a family member to create an account. As a part of the settings features, users can invite up to 5 friends at a time to join Lifeblink. We will also incentivize users to invite friends by offering discounts or rewards on cross-promoted partner products. In addition, your Lifeblink activity can automatically be connected to your other social network accounts. When you like, comment, or post a Blink, it will be shared automatically to any connected networks through their API. Users will receive site notifications and email notifications when their friends and family perform any site activities that they have subscribed to. This activity keeps members regularly engaged with the Lifeblink network.

PROMOTIONS & SPONSORSHIPS
Lifeblink will maintain a consistent stream of weekly and monthly promotional campaigns to attract users and retain site activity. The objective of the promotions will be to entice users to post personal content and then to share that content in hopes of reaching the top of the leaderboard to receive cash and rewards. These leaderboards can be sponsored by corporate partners who can also fund the promotions.

Milestone Promotions: These promotions will be centered around posting a baby's milestone moments. (e.g., cutest first tooth photo sponsored by Crest, funniest first birthday photo sponsored by Shutterfly, most adorable Back-to-School picture sponsored by Staples).

Calendar Promotions: These promotions will be centered around monthly calendar events. (e.g., best Father's Day photo sponsored by Home Depot, most creative Halloween costume sponsored by Party City, best Christmas family photo sponsored by Toys R Us).

Popular Blinks Promotions: The most popular Blink promotion will be awarded weekly. To get your Blink to the top of the leaderboard, people will need to click the like button on your photo. Liking a photo can only be accomplished by becoming a registered member. This will develop the site's growth, both in user sign ups and in content creation.

PARTNERSHIPS

Celebrity partnerships are a great way to cross-promote the Lifeblink brand while creating another channel for celebrities to connect with their fans. There are many celebrity moms with massive followers interested in their advice and product recommendations. (e.g., Alicia Silverstone – Thekindlife.com, Soleil Moon Frye – moonfrye.com, Gwyneth Paltrow – goop.com). Lifeblink will provide advertising links on a celebrity profile page to their company page in exchange for keeping their life content up to date and sharing it on their social media channels. Celebrities have the largest social media following, and by cross-promoting our platform, they can indirectly create another advertising sales channel for their company or product.

Corporate partnerships are a great way to cross-promote the Lifeblink content while creating another advertising channel for businesses and products. Corporate partners can receive advertising space on Lifegroup pages in exchange for promoting the page. Lifegroups are a collection of lives that have a commonality and are organized by the website's admin. (e.g., Contestants on the Bachelor, Wharton School Professors, Ted Speakers). Currently we have a Lifegroup called Life of Honor, which is a collection of people who have lost their lives serving the country. This Lifegroup can be sponsored by a charity or business who supports military lives, such as the Wounded Warrior project or Home Depot.

ADVERTISING

Lifeblink will use other social networks who offer targeted advertising to help reach our demographic audience. Lifeblink will also advertise on "mom" focused websites such as ModernMom.com, which offers access to their million monthly members via banner advertising, social posts, sponsored editorials, and newsletter placement. A heavy advertising spend will be needed for the first 6 months to prime the site with content. As the viral marketing efforts take effect and people become responsive to our reoccurring promotion schedule, we can reduce our advertising budget.